Mail Stop 4561
Via fax (408) 377-6981

December 22, 2009

Robert Selvi
Chief Financial Officer
SonicWALL, Inc.
2001 Logic Drive
San Jose, CA 95124

      Re: **SonicWALL, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed March 6, 2009
               Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,
               June 30, 2009 and September 30, 2009, filed May 7, 2009, August 7,
               2009 and November 6, 2009, respectively
               Form 8-K filed October 22, 2009
               File No. 000-27723

Dear Mr. Selvi:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    /s/ Kathleen Collins

                    Kathleen Collins
                    Accounting Branch Chief